Exhibit (d)(8)

Adobe Systems Incorporated 345 Park Avenue San Jose, CA 95110-2704 Phone: 408.537.6000 Fax: 408.537.4519

September 14, 2009

Mike Herring

Dear Mike:

As you know, Adobe Systems Incorporated (“Adobe”) is entering into an Agreement and Plan of Merger (“Merger Agreement”) with Omniture, Inc. (the “Company”) whereby the Company will become a wholly owned subsidiary of Adobe (the “Merger”).  Adobe would like to welcome you as a transition employee until the later of (i) the end of Adobe’s fiscal year 2010 or (ii) the first anniversary of the closing of the Merger (as may be adjusted, the “Transition Period”) in the position of VP Finance Integration, reporting to me, based in Orem, Utah.  If you accept this offer, and the contingencies of this offer are satisfied, your transition employment will be subject to the terms set forth in this letter agreement.  As a condition to Adobe entering into the Merger Agreement and in exchange for the transition bonus described in this letter agreement, you agree that any existing offer letter, employment, change in control or severance agreement between you and the Company will be terminated and superseded, in their entirety, by the terms of this letter agreement effective as of the Closing Date, provided, that that certain Amended and Restated Change of Control Agreement entered into between you and the Company (“Change of Control Agreement”) will remain in full effect during the Transition Period.  If the Merger does not close, this offer letter will have no force or effect.

Compensation: During the Transition Period, your base salary will be $300,000.

Annual Incentive Plan (AIP) Bonus: You will also qualify for a 2010 Annual Incentive Plan (AIP) bonus of up to 50% of your annual base salary, subject to the terms and conditions of the applicable AIP, including the requirement that you remain employed by Adobe through the end of the fiscal year.   Eligibility to participate in the AIP is determined by Adobe management in its discretion from time to time as designated by Adobe in writing.

Transition Bonus:  If you successfully complete your transition duties and sign, return and fail to revoke during any applicable revocation period a Release of All Claims at the end of your transitional assignment within the timeframe indicated in the release, you will become eligible to receive a Transition Bonus in the amount of $600,000 payable in a cash lump sum, less required withholding obligations, in the next available pay period after the Release of All Claims is no longer subject to revocation.  A copy of the Release of All Claims will be given to you upon completion of your transition assignment.  If you have any questions regarding the release, we encourage you to seek legal counsel.  In the event that Adobe terminates your employment for any reason other than Cause (as defined in the Change of Control Agreement) you will be treated as if you have successfully completed your transition duties and will be entitled to the full Transition Bonus subject to your execution and non-revocation of the Release of All Claims.

Severance:  Upon your termination of employment following the successful completion of your transition assignment, as determined by Adobe, or upon certain terminations of your employment during the Transition Period (as specified in your Change of Control Agreement), you will be eligible to receive the severance benefits set forth in your Change of Control Agreement, subject to the terms and conditions of the Change of Control Agreement.

Benefits: Following the Closing Date, we will begin transitioning you from the Company’s benefit plans to our comprehensive benefits package, which includes your choice of medical and dental plans, vision care, life insurance and disability coverage as well as health care, dependent care reimbursement accounts, and much more. The timing of this transition will be communicated to you following the Closing Date.  You may also participate in Adobe’s Employee Stock Purchase Plan. A benefit summary outlining all of our benefits will be delivered to you as we approach the Closing Date.

401(k) Plan: Within approximately 60 days following your hire date, you will automatically be enrolled in Adobe’s 401(k) Retirement Savings Plan at a pre-tax contribution rate of 6%. This amount will be deducted from each of your paychecks and invested on your behalf, along with a company matching component, in a Vanguard® Target Retirement Fund based on your age. You can, however, elect to modify the terms of your enrollment or opt out of participation. You will receive a letter from Vanguard following your hire date with more information regarding Adobe’s 401(k) Plan and the auto-enrollment program.

Additional Contingencies: This offer is contingent upon successful completion of a background check.

You must sign the Employee Inventions and Proprietary Rights Assignment Agreement as a condition of your employment. The Employee Inventions and Proprietary Rights Assignment Agreement require you to promise that you will not violate any existing agreements between you and your current or former employers.  It is your responsibility to ensure that (i) joining Adobe will itself not violate any existing agreement between you and any current or former employer, or any other party, and (ii) during the course of your employment with Adobe, you will not violate any agreement that you may have with your current or former employers, or any other party, including any agreement not to compete with your current or former employer or not to solicit any employees, contractors, or customers of your current or former employer.  You will also remain bound by the non-competition and non-solicitation provisions of your Change of Control Agreement pursuant to its terms, provided that for the purposes of Section 5 of the Change of Control Agreement, Sections 6, 7 and 8 of your Omniture, Inc. Proprietary Information, Invention Assignment, Non-Competition and Arbitration Agreement shall be deemed to be in full force and effect until the first anniversary of the termination of your employment.

This offer is also contingent upon your providing us with the information requested in the Export Control Questionnaire within seven days of receipt of this offer to allow us to determine if you require an export license. If so, this offer is contingent upon the receipt of any export license or any other approval that may be required under the United States export control laws and regulations.

In accordance with the requirements of the Immigration Reform and Control Act of 1986, you will be required to provide verification of your identity and legal right to work in the United States.   In addition, Adobe participates in the E-Verify program, and therefore will initiate this inquiry with the United States Citizenship and Immigration Services upon your date of hire; you must satisfy the requirements of this program.  For more information on this program, please refer to our website at:  www.adobe.com/e-verify.

Employment with Adobe is at-will and is for no specified period and may be terminated by you or the company at any time, for any reason or no reason. This letter, along with any agreements relating to proprietary rights or non-competition and non-solicitation between you and Adobe or the Company, set forth the terms of your employment with Adobe and supersede any prior representations or agreements, whether written or oral, including, without limitation, any offer letter, employment agreement, change in control agreement or severance agreement between you and the Company. Notwithstanding the foregoing, your Change of Control Agreement will remain in full force and effect until the end of the Transition Period.  This letter may not be modified or amended except by a written agreement, signed by Adobe and by you, provided, however, that Adobe may, in its sole discretion, modify your compensation and/or benefits from time to time, subject to any applicable laws and the terms of its compensation and benefits plans.

Upon acceptance of this offer, please sign and return this letter and the enclosed documents to Donna Morris ASAP. We appreciate the prompt return of the requested documents. If you have any questions regarding the details of this offer, please contact me.

Mike, welcome to the Adobe team. We’re proud of the energizing culture and environment here, including ten years on Fortune magazine’s “100 Best Companies to Work For” list.  We look forward to your contributions to Adobe’s ongoing success.

Sincerely,

Mark Garrett

Executive Vice President and Chief Financial Officer

I accept this offer and I understand that I am required to sign and return the enclosed Employee Inventions and Proprietary Rights Assignment Agreement and the Export Control Questionnaire before starting employment with Adobe Systems.

/s/ Michael Herring
Signature
September 14, 2009
Accept Date

Start Date

Enclosures:

Employee Inventions and Proprietary Rights Assignment Agreement

Export Control Questionnaire

cc: Human Resources